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              Deutsche Bank Structured Equity Sales 1.212.250.9905
                       Optimal Entry Securities ("OPENS")
            Linked to the iShares(R)MSCI Emerging Markets Index Fund
               International Equities |X| Bullish |X| Medium Term

Indicative Terms as of August 14, 2009

CUSIP:                   2515A0 P9 8

Issuer:                  Deutsche Bank AG, London Branch

Maturity / Tenor:        36 Months

Underlying:              iShares (R)MSCI Emerging Markets Index Fund (Bloomberg
                         Ticker: "EEM.P")

Initial Fund Level:      The closing level of the Underlying on the Trade Date.

Final Fund Level:        The closing level of the Underlying on the Final
                         Valuation Date.

Share Adjustment
Factor:                  Initially 1.0, subject to the adjustment for
                         anti-dilution events.

Optimal Entry
Level:                   The lowest closing level of the Underlying during the
                         Lookback Period.

Lookback Period:         The period from and including the Trade Date to and
                         including February 22, 2010 (approximately 6 months).

Barrier Event:           A Barrier Event occurs if, on any trading day during
                         the Barrier Observation Period, the closing level of
                         the Underlying is less than the Barrier Level.

Barrier Level:           59.0 - 64.0% of the Initial Fund Level, to be
                         determined on the Trade Date.

Barrier
Observation Period:      The period of trading days on which there is no market
                         disruption event with respect to the Underlying
                         commencing on (and including) the Trade Date to (and
                         including) the Final Valuation Date.

Payment at
Maturity:                At maturity, you will receive a cash payment, for each
                         $1,000 Face Amount of securities, of $1,000 plus the
                         Additional Amount, which may be positive or negative.
                         Any Payment at Maturity is subject to the credit of the
                         Issuer.

Additional Amount:       The Additional Amount per $1,000 Face Amount of
                         securities will be calculated as follows:

                         O If a Barrier Event does not occur,
                         $1,000 x ([Final Fund Level - Optimal Entry Level] /
                         Initial Fund Level)
                         O If a Barrier Event does occur,
                         $1,000 x ([Final Fund Level - Initial Fund Level] /
                         Initial Fund Level)

Discounts and
Commissions:             The Agents will not receive a commission in connection
                         with the sales of the securities. Deutsche Bank
                         Securities Inc. and other agents may pay referral fees
                         to other broker-dealers of up to 0.50% or $5.00 per
                         $1,000 Face Amount of securities. Deutsche Bank
                         Securities Inc. may pay custodial fees to other
                         broker-dealers of up to 0.25% or $2.50 per $1,000 Face
                         Amount of securities. The Issuer will reimburse
                         Deutsche Bank Securities Inc. for such fees.

Agents:                  Deutsche Bank Securities Inc. and Deutsche Bank Trust
                         Company Americas

                         Best Case Scenario at Maturity

If a Barrier Event does not occur and the Optimal Entry Level is lower than the
Initial Fund Level, investors will receive at maturity more than 100% of the performance of the Underlying.

                         Worst Case Scenario at Maturity

If a Barrier Event occurs and the Final Fund Level is less than the Initial Fund
Level, an investment in the securities will decline by 1% for every 1% decline in the Underlying. The maximum loss is 100%.

O   Benefits

O   International emerging market equity exposure with an optimal entry feature, subject to the Barrier Level.

0   Uncapped exposure to the positive performance of the Underlying, if any, with the potential for outperformance subject to the Barrier Level and the
    Optimal Entry Level.

O   The securities will outperform the Underlying at maturity if the Underlying does not close below the Barrier Level during the Barrier Observation Period and the Optimal Entry Level is lower than the Initial Fund Level.

                                      Risks

O   Because the securities do not offer principal protection of your initial investment and the return of the securities is linked to the performance of the Underlying, you may lose up to 100% of your initial investment.

O   The securities will not outperform the Underlying if, on any trading day during the Barrier Observation Period, the Underlying closes below the
    Barrier Level or the Optimal Entry Level is not less than the Initial Fund
    Level.

O   Investor is not entitled to interest or other payments associated with the
    Underlying.

O   The Underlying exposes you to emerging market risks, currency exchange risks and non-U.S. securities risks, and your anti-dilution protection for
    Underlying changes is limited.

O   Investors should be willing and able to hold the securities to maturity.

O   An investment in the securities is subject to the credit of the Issuer.

                                 Important Dates

  Offering Period:................August 14, 2009 - August 21, 2009
  Trade Date:.......................................August 21, 2009
  Settlement Date:..................................August 26, 2009
  Lookback Period: ..................Expected to be August 21, 2009
                                     February 22, 2010 (six months)
  Barrier Observation Period:.................... August 21, 2009 -
                                        August 22, 2012 (36 months)
  Final Valuation Date:.............................August 22, 2012
  Maturity Date:........................August 27, 2012 (36 months)

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-137902
                                          Dated August 14, 2009 R-5817-1 (08/08)

                                  NOT FDIC / NCUA INSURED OR GUARANTEED
                                    MAY LOSE VALUE * NO BANK GUARANTEE
                                              NOT A DEPOSIT
                               NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

              Deutsche Bank Structured Equity Sales 1.212.250.9905

Optimal Entry Securities Fact Sheet
Deutsche Bank Structured Equity Sales

Return Scenarios at Maturity (Assumes Initial Fund Level of 36.00, Optimal Entry Level of 33.00 and Barrier Level of 22.14, 61.50% of Initial Fund Level)
Hypothetical Final Fund Level	Percentage Change in the Underlying, from Initial Fund Level to Final Fund Level (%)	The Underlying Never Closes Below the Barrier Level on Any Trading Day During the Barrier Observation Period		The Underlying Closes Below the Barrier Level on Any Trading Day During the Barrier Observation Period
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Additional Amount at Maturity ($)	Payment at Maturity ($)
72.00	100.00%	$1,083.33	$2,083.33	$1,000.00	$2,000.00
63.00	75.00%	$833.33	$1,833.33	$750.00	$1,750.00
54.00	50.00%	$583.33	$1,583.33	$500.00	$1,500.00
45.00	25.00%	$333.33	$1,333.33	$250.00	$1,250.00
36.00	0.00%	$83.33	$1,083.33	$0.00	$1,000.00
27.00	-25.00%	-$166.67	$833.33	-$250.00	$750.00
22.14	-38.50%	-$301.67	$698.33	-$385.00	$615.00
18.00	-50.00%	N/A	N/A	-$500.00	$500.00
9.00	-75.00%	N/A	N/A	-$750.00	$250.00
0.00	-100.00%	N/A	N/A	-$1000.00	$0.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. The scenarios above assume the closing level of the Underlying declines below the Initial Fund Level during the Lookback Period.  If the closing level of the Underlying did not decline below the Initial Fund Level during the Lookback Period, there would be no difference between these two sets of scenarios. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE OPTIMAL ENTRY SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying performance is positive or negative.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE OPTIMAL ENTRY SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity.
NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the securities or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Underlying.
\LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.
OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING OR THE MARKET VALUE OF THE OPTIMAL ENTRY SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the level of the Underlying or the value of the securities.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
NON-U.S. SECURITIES AND EMERGING MARKETS RISKS — The stocks included in the iShares® MSCI Emerging Markets Index Fund are issued by foreign companies in emerging markets. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks.
THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying.  The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.  See “Description of Securities—Anti-Dilution Adjustments for funds” in the accompanying product supplement.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE — The securities are subject to currency exchange risk through their exposure to the performance of the  iShares® MSCI Emerging Markets Index Fund, which measures the performance of foreign stocks and are denominated in U.S. dollars. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE OPTIMAL ENTRY SECURITIES — In addition to the level of the Underlying on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
COUNTERPARTY RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE OPTIMAL ENTRY SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.
See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 715B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 715B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    1.212.250.9905